FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2011

Commission File Number: 1-33659

COSAN LIMITED
(Translation of registrant’s name into English)

Av. Juscelino Kubitschek, 1327
São Paulo, SP 04543-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

COSAN LIMITED

Item
1.	Notice to the Market dated November 23, 2011
2.	Notice of Annual General Meeting of Cosan Limited

 Item 1

Notice to the Market

COSAN S.A. INDÚSTRIA E COMÉRCIO (BM&FBOVESPA: CSAN3) (“Cosan” or “Company”) and COSAN LIMITED (BM&FBOVESPA: CZLT11 e NYSE: CZZ), hereby inform their shareholders and the market in general that held on November 18th and 21st, the Cosan Investors Day in New York and São Paulo, respectively.

This was Cosan's second event of its kind and all the leading executives of Cosan Group businesses were present. The main goal of Cosan Day is to build closer and more extensive relationship with the Company's stakeholders. Over 320 people attended the two days of the event, including shareholders, analysts and individual and institutional investors, underlining its success in communicating the Company's business, results and strategies to the market.

All participants had the opportunity to ask questions during the presentations and were able to talk to and interact with the Company's executives at the stands of each business during the intervals, and during lunch.

In line with the best transparent and equitable disclosure practices, all the event's presentations are available in Portuguese and English on the Company's Investor Relations website (www.cosan.com.br/ir) and on the links below:

●	Management - Marcos Lutz, CEO

 Cosan Day SP- Portuguese version
 Cosan Day NY - English version

●	Management - Marcelo Martins, CFO and IRO

 Cosan Day SP- Portuguese version
 Cosan Day NY - English version

●	Rumo Logística - Julio Fontana

 Cosan Day SP- Portuguese version
 Cosan Day NY - English version

●	Cosan Alimentos - Colin Butterfield

 Cosan Day SP- Portuguese version
 Cosan Day NY - English version

●	Cosan Lubrificantes & Especialidades - Nelson Gomes

 Cosan Day SP- Portuguese version
 Cosan Day NY - English version

●	Radar Propriedades Agrícolas - Ricardo Mussa

 Cosan Day SP- Portuguese version
 Cosan Day NY - English version

●	Raízen - Vasco Dias

 Cosan Day SP- Portuguese version
 Cosan Day NY - English version

For further information, please contact Cosan's Investor Relations area.

Guilherme Machado, Manager
Phillipe Casale, Analyst
Guilherme Credidio, Analyst

Phone: + 55 (11) 3897-9797
Email: ri@cosan.com.br

São Paulo, November 23rd , 2011

Marcelo Martins
Chief Financial and Investor Relations Officer

About COSAN

Cosan is one of the largest private groups in Brazil and the only fully integrated company in the renewable energy segment, with businesses in the areas of energy, food, logistics, infrastructure and farmland development and management. Through Raízen, a joint venture between Cosan and Shell, produces sugar and ethanol and distributes fuels through a network of 4,500 service stations with Shell and Esso brands. In sugar retail, Cosan operates with the leading brands União and Da Barra, among others. With the Mobil brand, Cosan produces in Brazil and distributes nationwide and in 3 more countries in South America automotive and industrial lubricants. In logistics, operates the Rumo Logística, the largest company specialized in transporting and loading of sugar and grains in the world.

Item 2

Notice of
Annual General Meeting of
Cosan Limited

COSAN LIMITED
Crawford House, 50 Cedar Avenue, Hamilton HM 11, Bermuda or
P.O. Box HM 2879, Hamilton HM LX Bermuda

ANNUAL GENERAL MEETING— December 13, 2011

November 23, 2011

To the Shareholders of Cosan Limited:

You are cordially invited to attend the annual general meeting (“Annual General Meeting”) of your company to be held at Avenida Juscelino Kubitchek, 1327, 4th floor, Sao Paulo, Brazil at 10:00 a.m. local time on Tuesday, December 13, 2011.

At the Annual General Meeting, we will be asking you to elect the slate of individuals who have been nominated to serve on our board of directors (“Board of Directors”). You may read about each of these individuals in the enclosed materials. We are pleased that each of these individuals has agreed to serve on our Board of Directors, and we hope that you will support each of them.

A report of the current affairs of Cosan Limited will be presented at the Annual General Meeting and Shareholders will have an opportunity for questions and comments.

We request that you complete, sign, and mail the enclosed form of proxy in the enclosed business reply envelope, whether or not you plan to physically attend the Annual General Meeting.

You may revoke your voted proxy at any time prior to the Annual General Meeting or vote in person if you attend.

Sincerely yours,

Rubens Ometto Silveira Mello
Chairman of the Board of Directors

COSAN LIMITED
Crawford House, 50 Cedar Avenue, Hamilton HM 11, Bermuda or
P.O. Box HM 2879, Hamilton HM LX Bermuda

NOTICE OF ANNUAL GENERAL MEETING
TO BE HELD ON DECEMBER 13TH , 2011

NOTICE IS HEREBY GIVEN that the 2011 annual general meeting of the members of Cosan Limited (the "Company") will be held at Avenida Juscelino Kubitschek, 1327, 4th floor, Sao Paulo, Brazil on the 13th of December 2011 at 10:00 am (local time) or as soon thereafter as is practicable for the purpose of transacting the following business:

A G E N D A

1.	To receive the auditors’ report and financial statements for the year ended March 31, 2011.

2.	To consider the election of Class I directors to hold office until the 2014 Annual General Meeting of Shareholders or until their respective successors have been duly elected.

3.	To appoint auditors for the ensuing year and either determine their remuneration or refer such determination to the board of directors.

The Board of Directors has fixed the close of business on December 5th 2011 as the record date for the determination of Shareholders entitled to notice of, and to vote at, the Annual General Meeting.

All Shareholders are cordially invited to attend the Annual General Meeting.

BY ORDER OF THE BOARD

Date: November 23rd, 2011

OUR DIRECTORS

Directors

Name	Year of Birth	Positions
Rubens Ometto Silveira Mello	1950	Class III director
Marcus Vinicios Pratini de Moraes	1939	Class II director
Mailson Ferreira da Nóbrega	1942	Class I director
Marcos Marinho Lutz	1969	Class II director
Burkhard Otto Cordes	1975	Class II director
Pedro Isamu Mizutani	1959	Class III director
Hélio França Filho	1959	Class III director
George E. Pataki	1945	Class I director
Marcelo de Souza Scarcela Portela	1961	Class II director
José Alexandre Scheinkman	1948	Class I director
Marcelo Eduardo Martins	1966	Class III director

Our bye-laws (“Bye-laws”) provide that our board of directors (“Board of Directors”) shall consist of between five and eleven directors. Our Board of Directors currently consist of eleven directors (each a “Director”).

Our Board of Directors is the decision-making body responsible for, among other things, determining policies and guidelines for our business. Our Board of Directors also supervises our executive officers and monitors their implementation of policies and guidelines established from time to time by our Board of Directors.

Our Board of Directors is divided into three classes (Class I, Class II and Class III and each a “Class”) that are, as nearly as possible, of equal size. Each Class of Directors is elected for a three-year term of office, and the terms are staggered so that the term of only one Class of directors expires at each annual general meeting. Members of our Board of Directors are subject to removal at any time with or without cause at a general meeting of shareholders. Our Bye-laws do not include any citizenship or residency requirements for members of our Board of Directors.

Mailson Ferreira da Nóbrega, George E. Pataki and José Alexandre Scheinkman are each designated as a Class I Director; Marcus Vinicios Pratini de Moraes, Burkhard Otto Cordes, Marcos Marinho Lutz and Marcelo de Souza Scarcela Portela are each designated as a Class II Director; and Rubens Ometto Silveira Mello, Hélio França Filho, Marcelo Eduardo Martins and Pedro Isamu Mizutani are each designated as a Class III Director. There is no distinction in the voting or other powers and authorities of Directors of different classes; the classifications are solely for the purposes of the retirement by rotation provisions set out in Bye-Laws 23.4, 23.5 and 23.6.

Upon resignation or termination of office of any Director, if a new Director shall be appointed to the Board of Directors he or she shall be designated to fill the vacancy arising and shall, for the purposes of these Bye-laws, constitute a member of the class of Directors represented by the person that he or she replaces.

Class I Directors with terms expiring at the 2011 Annual General Meeting

Name	Positions

Mailson Ferreira da Nobrega	Class I director
Jose Alexandre Scheinkman	Class I director
George E. Pataki	Class I director

Mailson Ferreira da Nóbrega.
Member of our board of directors since 2007. He is an economist and was Brazil’s Minister of Finance from 1988 to 1990. He was previously Technical Consultant and Chief of Project Analysis Department at Banco do Brasil; Coordination Chief of Economic Affairs of the Ministry of Industry and Commerce and Secretary General of the Ministry of Finance. He performed as the Chief Executive Officer of the European Brazilian Bank—EUROBRAZ, in London. Mr. Nóbrega is also member of the board of directors of the following companies: Abyara Planejamento Imobiliário, CSU Cardsystem S.A., Grendene S.A., Portobello S.A., Rodobens Negócios Imobiliários S.A., Tim Participações S.A. and Veracel Celulose S.A.

George E. Pataki.
Member of our board of directors. He has a bachelor’s degree from Yale University (1967), and a law degree from Columbia Law School (1970). Mr. Pataki was a partner in the New York law firm of Plunkett & Jaffe until 1987. He was elected mayor of Peekskill, New York in 1981, and served in the New York State Legislature as an assemblyman and then a senator from 1985 to 1994. In 1994, Mr. Pataki became the fifty-third Governor of the State of New York and was reelected in 1998 and 2002. He served as Governor from January 1, 1995 until January 1, 2007. Mr. Pataki is counsel at Chadbourne & Parke LLP.

José Alexandre Scheinkman.
Member of our board of directors since 2007. He is the Theodore A. Wells ’29 Professor of Economics at Princeton University. He has a bachelor’s degree in economics from the Federal University of the State of Rio de Janeiro (1969), a master’s degree (1973) and doctorate degree (1974) in economics from the University of Rochester, and a master’s degree in mathematics from Instituto de Matemática Pura e Aplicada (Brazil) (1976). Mr. Scheinkman is a Fellow of the American Academy of Arts and Sciences, a Fellow of the Econometric Society, and received a “docteur honoris causa” from the Université Paris-Dauphine. In 2002, he was a Blaise Pascal Research Professor (France). Professor Scheinkman is a member of the Conseil Scientifique of the Institute Europlace de Finance (Paris) and a member of the Conselho Acadêmico of IBMEC (São Paulo). Previously, he was the Alvin H. Baum Distinguished Service Professor and Chairman of the Department of Economics at the University of Chicago, Vice President in the Financial Strategies Group of Goldman, Sachs & Co., co-editor of the Journal of Political Economy and a member of the advisory panel in economics to the Sloan Foundation.

PROPOSAL 1—ELECTION OF THE BOARD OF DIRECTORS

Our Bye-laws provide for a classified Board, divided into three (3) Classes of equal size. Each Director will serve a three-year term. At the Annual General Meeting, our Shareholders will elect the Class I Directors, who will serve until the 2014 Annual General Meeting. Our incumbent Class II and Class III directors will serve until the 2012 Annual General Meeting and the 2013 Annual General Meeting, respectively.

The Board of Directors will nominate Mailson Ferreira da Nóbrega, George E. Pataki and José Alexandre Scheinkman for re-election at the Annual General Meeting.

If any nominee shall, prior to the Annual General Meeting, become unavailable for election as a director, the persons named in the accompanying proxy card will vote for such other Nominee, if any, in their discretion as may be recommended to the Board of Directors.

CLASS I NOMINEES

Mailson Ferreira da Nóbrega
George E. Pataki
José Alexandre Scheinkman

The respective business experience, directorships and committee memberships for the nominees are set out in “Our Directors” above.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ELECTION OF THE FOUR DIRECTORS NAMED ABOVE.

PROPOSAL 2—THE AUDITORS’ PROPOSAL

Upon recommendation of the Audit Committee, the Board of Directors propose that the Shareholders reappoint Ernst & Young Auditores Independentes S.S. to serve as our independent auditors for the 2012 fiscal year until the 2012 Annual General Meeting. Ernst & Young Auditores Independentes S.S. have served as our independent auditors since inception in July, 2007. Shareholders at the Annual General Meeting will also be asked to vote to defer the determination of the auditors’ remuneration to the Board of Directors.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE REAPPOINTMENT OF ERNST & YOUNG AUDITORES INDEPENDENTES S.S. TO SERVE AS OUR INDEPENDENT AUDITORS FOR THE 2012 FISCAL YEAR UNTIL THE 2012 ANNUAL GENERAL MEETING.

ADDITIONAL INFORMATION

A copy of our Financial Statements for the year ended March 31, 2011 and the auditor’s report thereon has been made available to all Shareholders on our Annual Report on Form 20-F for  year ended March 31, 2011, filed with the U.S. Securities and Exchange Commission and available at http://www.sec.gov. The Financial Statements will be formally presented at the Annual General Meeting, but no Shareholder action is required to be taken.

DETACH PROXY CARD HERE

PLEASE BE CERTAIN TO DATE AND SIGN THIS PROXY. RETURN THE PROXY IN THE ENCLOSED ENVELOPE.	☒
Votes must be marked in the manner indicated above in black or blue ink.

(1) ELECTION OF DIRECTORS

FOR ÿ	WITHHOLD AUTHORITY ÿ	*EXCEPTIONS: FOR ÿ
all nominees listed below	to vote for all nominees listed below	all nominees except those listed below

Nominees: Mailson Ferreira da Nóbrega, George E. Pataki and José Alexandre Scheinkman

*EXCEPTIONS:

	FOR	AGAINST	ABSTAIN

	ÿ	ÿ	ÿ
(2) To re-appoint the firm of Ernst & Young Auditores Independentes S.S., independent auditors, to serve as our independent auditors for the 2012 fiscal year until our 2012 Annual General Meeting, and to refer the determination of the auditors’ remuneration to the Board of Directors.

To change mailing address, please mark this box. ÿ

S C A N L I N E

Signature should correspond with the printed name appearing hereon. When signing in a fiduciary or representative capacity, give full title as such, or when more than one owner, each should sign.

Date Share Owner sign here		Co-Owner sign here

COSAN LIMITED
PROXY SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS
OF COSAN LIMITED

The undersigned hereby revoking all proxies granted, appoints [PROXY] and [PROXY], and each of them, with full power of substitution, as proxy of the undersigned, to attend the Annual General Meeting of Shareholders of Cosan Limited on December 13th, 2011 and any adjournments thereof, and to vote the number of shares the undersigned would be entitled to vote if personally present as designated on the reverse.

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED IN THE MANNER DIRECTED HEREIN. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR THE NOMINEES LISTED IN PROPOSAL 1 AND FOR PROPOSAL 2. WHETHER OR NOT DIRECTION IS MADE, THIS PROXY WILL BE VOTED AT THE DISCRETION OF THE PROXIES UPON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE ANNUAL GENERAL MEETING OF SHAREHOLDERS.

(Continued and to be dated and signed on the reverse.)

To include any comments, please mark this box.                       ÿ

Address change
___________________________

___________________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COSAN LIMITED

Date:	November 25, 2011	By:	/s/ Marcelo Eduardo Martins
			Name:	Marcelo Eduardo Martins
			Title:	Chief Financial Officer and Investor Relations Officer